16013768

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED

Mail Processing Section

MAR 02 2016

Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC / TM

SEC FILE NUMBER
8-35606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Match-Point Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Ave 15th Floor

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Miller (917) 620-6006

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BK Accountants. CPA

45-22 43rd Avenue Avenue (Address) Sunnyside (City) New York (State) 11104 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Mangieri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seven Points Capital, LLC, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M Mangieri
Signature

Partner
Title

02/26/2016
Notary Public

SAMI MILUSH
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01M1628442
Qualified in Bronx County
Commission Expires June 17, 2017

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MATCH-POINT SECURITIES, LLC

FOR THE YEAR ENDING DECEMBER 31, 2015

MATCH-POINT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION FOR THE YEAR ENDING DECEMBER 31, 2015

Assets		
Cash	$	48,037
Due From Clearing Broker		103,585
Securities Owned		63,045
Other Assets		8
Total Assets	$	214,675
Liabilities		
Accounts Payable and Accrued Expenses	$	8,705
Due to Clearing Broker		63,137
Total Liabilities	$	71,842
Members' Equity	$	142,833
Total Liabilities and Members' Equity	$	214,675

The accompanying notes are an integral part of these financial statements.

Match-Point Securities, LLC

Notes to Financial Statements

1. Organization and Business

Match-Point Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ('FINRA"), the EDGX Exchange, the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). The Company is registered with two state jurisdictions.

The Company's principal business activities include executing equity and municipal securities on behalf of customers as an introducing broker, and principal trading municipal bonds for its proprietary account. The Company has entered into clearing agreements with another broker/dealer (the "Clearing Brokers") which provides for all securities transactions to be cleared through the Clearing Brokers on a fully disclosed basis.

The Company was organized as a limited liability company under the laws of the State of New York on September 29, 2014. The Company purchased the broker/dealer registration of an existing broker/dealer, and was approved by FINRA to conduct business on May 26, 2015.

2. Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - For purposes of the Statement of Cash Flows, the Company considers all debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

Securities Owned - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Property and Equipment - Property and equipment, including improvements that significantly add to the productive capacity or extend useful life, are recorded at cost, while maintenance and repairs are expensed currently. Property and equipment are depreciated over their useful lives using the straight-line method of depreciation. Computer equipment are amortized or depreciated over three years. Furniture is depreciated over seven years. Leasehold improvements are depreciated over the lesser of the useful life, or the remaining term of the leased property, which is five years.

Revenue Recognition - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC are recorded on a trade date basis as required by accounting principles generally accepted in the United States of America. Commissions earned from other trading activities are recorded as transactions are closed between buyers and sellers. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. ECN and floor brokerage credits are recorded on a trade date basis.

Match-Point Securities, LLC

Notes to Financial Statements

Fair Value

Fair Value Hierarchy:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements:

On December 31, 2015, the Company was long two municipal bond series with a combined face value of $60,000 and a market value of $63,045. These securities are valued using quoted market prices and categorized in Level 1 of the fair value hierarchy.

Income Taxes - The Company is a limited liability company taxed as a partnership, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the partners. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT") on non-exempt income

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties on the Company's balance sheets at December 31, 2015, and has not recognized interest and/or penalties in the statement of operations for the year ended December 31, 2015.

For the year ended December 31, 2015, management has determined that there are no material uncertain tax positions.

The Company's federal and state income tax returns for 2014 and 2015 are open to review by the Internal Revenue Service and New York State Department of Taxation and Finance

3. Due from and due to Clearing Broker

The clearing and depository operations for customers and its proprietary securities transactions are provided by the Clearing Broker pursuant to a clearance agreement. At December 31, 2015, the amount due from the Clearing Broker represents cash deposits maintained at the Clearing Broker and commission and trading revenues earned as an introducing broker for the transactions of its customers and its proprietary accounts, net of clearing expenses. The amount due to the clearing broker represents the amount owed the clearing broker for financing the cost of its securities owned at December 31, 2015.

4. Concentrations

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts exceed the FDIC insurance limit of $250,000. As of December 31, 2015 the Company's cash balances on deposit did not exceed FDIC insured limits.

One clearing broker accounted for approximately 100% of the Company's receivable from broker dealer and clearing organizations balance as of December 31, 2015. The Company does not expect to incur any losses regarding this concentration.

Match-Point Securities, LLC

Notes to Financial Statements

5. Related Party Transactions

The Company is under common control with another broker/dealer. There were no transactions between these entities in 2015.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital, as defined, of $139,043, which was $39,043 in excess of its required minimum net capital of $100,000.

7. Off-Balance Sheet Risk

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. All of the customers' and proprietary money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's trading activities involve the execution, settlement, and financing of various customer and proprietary securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or contra- broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

8. Subsequent Events

The Company has evaluated all subsequent events through February 28, 2016 the date which the financial statements were issued.

BK ACCOUNTANTS CPAS, PLLC

45-22 43RD AVENUE

SUNNYSIDE, NY 11104

WWW.BKPARTNERSCPAS.COM

To the Member of
Match-Point Securities, LLC
New York, NY

Independent Auditor's Report

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Match-Point Securities, LLC as of December 31 2015, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of

significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of Match-Point Securities, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America and that of the standards of the PCAOB.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statement as a whole.

BK Accountants CPAs, PLLC

Sunnyside, New York
February 29, 2016